Bank of America Merrill Lynch

540 W. Madison Street, Suite 1800
Chicago, IL 60661
USA

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Revised Date:	19-Aug-11
Payment Date:	25-Feb-10
Prior Payment:	25-Jan-10
Next Payment:	25-Mar-10
Record Date:	24-Feb-10

Administrator:

Chris Nuxoll 312.904.1023
christopher.nuxoll@bankofamerica.com

Reporting Package Table of Contents

Issue Id:	SAT31CBT
Monthly Data File Name:	SAT31CBT_201002_3.ZIP

Closing Date:	25-Sep-03
First Payment Date:	27-Oct-03
Rated Final Payment: Date:	25-Jul-13

Parties to The Transaction

Depositor: MS Structured Asset Corp
Underwriter: Morgan Stanley & Co. Incorporated
Rating Agency: Moody's Investors Service, Inc./Standard & Poor's, Inc.

Information is available for this issue from the following sources

Bank of America Merrill Lynch   www.etrustee.net

Bank of America Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Revised Date:	19-Aug-11
Payment Date:	25-Feb-10
Prior Payment:	25-Jan-10
Next Payment:	25-Mar-10
Record Date:	24-Feb-10

WAC: 6.337500%

Grantor Trust

Class / CUSIP	Original Face Value (1)	Opening Balance / Factor per $ 1000	Principal Payment / Factor per $ 1000	Principal Adj. or Loss / Factor per $ 1000	Negative Amortization / Factor per $ 1000	Closing Balance / Factor per $ 1000	Interest Payment (2) / Factor per $ 1000	Interest Adjustment / Factor per $ 1000	Pass-Through Rate / Next Rate(3)
Units	25,000,000.00	24,000,000.00	0.00	0.00	0.00	24,000,000.00	104,649.17	0.00	5.2324583330%
12496DAA5		960.000000000	0.000000000	0.000000000	0.000000000	960.000000000	4.185966800	0.000000000	5.2324583300%
Total	25,000,000.00	24,000,000.00	0.00	0.00	0.00	24,000,000.00	104,649.17	0.00	

Total P&I Payment	104,649.17

*Notes: (1) N denotes notional balance not included in total (2) Accrued Interest Plus/Minus Interest Adjustment Minus Deferred Interest equals Interest Payment (3) Estimated.   * Denotes Controlling Class*

19-Aug-2011 - 09:37 (N834) © 2010 Bank of America Corporation

Page 2 of 12

Bank of America Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Revised Date:	19-Aug-11
Payment Date:	25-Feb-10
Prior Payment:	25-Jan-10
Next Payment:	25-Mar-10
Record Date:	24-Feb-10

Cash Reconciliation Summary

Interest Summary

Current Scheduled Interest	104,649.17
Less Deferred Interest	0.00
Less PPIS Reducing Scheduled Int	0.00
Plus Gross Advance Interest	0.00
Less ASER Interest Adv Reduction	0.00
Interest Not Advanced (Current Period)	0.00
Less Modification Shortfall Amount	0.00
Less Other Adjustment	0.00
Total	104,649.17
Unscheduled Interest:	
Prepayment Penalties	0.00
Yield Maintenance Penalties	0.00
Other Interest Proceeds	1,260.00
Total	1,260.00
Less Fee Paid To Servicer	0.00
Less Fee Strips Paid by Servicer	0.00
Less Fees & Expenses Paid By/To Servicer	
Special Servicing Fees	0.00
Workout Fees	0.00
Liquidation Fees	0.00
Interest Due Serv on Advances	0.00
Recoup of Prior Advances	0.00
Misc. Fees & Expenses	0.00
	0.00
Total Unscheduled Fees & Expenses	0.00
Total Interest Due Trust	105,909.17
Less Fees & Expenses Paid By/To Trust	
Trustee Fee	(1,260.00)
Fee Strips	0.00
Misc. Fees	0.00
Interest Reserve Withholding	0.00
Plus Interest Reserve Deposit	0.00
Total	(1,260.00)
Total Interest Due Certs	104,649.17

Principal Summary

Scheduled Principal:	
Current Scheduled Principal	0.00
Advanced Scheduled Principal	0.00
Scheduled Principal	0.00
Unscheduled Principal:	
Curtailments	0.00
Prepayments in Full	0.00
Liquidation Proceeds	0.00
Repurchase Proceeds	0.00
Other Principal Proceeds	0.00
Total Unscheduled Principal	0.00
Remittance Principal	0.00
Remittance P&I Due Trust	105,909.17
Remittance P&I Due Certs	104,649.17

Pool Balance Summary

	Balance	Count
Beginning Pool	24,000,000.00	24
Scheduled Principal	0.00	0
Unscheduled Principal	0.00	0
Deferred Interest	0.00	
Liquidations	0.00	0
Repurchases	0.00	0
Ending Pool	24,000,000.00	24

Servicing Fee Summary

Current Servicing Fees	0.00
Plus Fees Advanced for PPIS	0.00
Less Reduction for PPIS	0.00
Plus Delinquent Servicing Fees	0.00
Total Servicing Fees	0.00

PPIS Summary

Gross PPIS	0.00
Reduced by PPIE	0.00
Reduced by Shortfalls in Fees	0.00
Reduced by Other Amounts	0.00
PPIS Reducing Scheduled Interest	0.00
PPIS Reducing Servicing Fee	0.00
PPIS Due Certificate	0.00

Advance Summary (Advance Made by Servicer)

	Principal	Interest
Prior Outstanding	0.00	0.00
Plus Current Period	0.00	0.00
Less Recovered	0.00	0.00
Less Non Recovered	0.00	0.00
Ending Outstanding	0.00	0.00

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Revised Date:	19-Aug-11
Payment Date:	25-Feb-10
Prior Payment:	25-Jan-10
Next Payment:	25-Mar-10
Record Date:	24-Feb-10

Bond Interest Reconciliation

Class	Accrual Method	Accrual Days	Pass Thru Rate	Accrued Certificate Interest	Deductions: Allocable PPIS	Deductions: Deferred & Accretion Interest	Deductions: Interest Loss/Exp	Additions: Prior Int. Short-falls Due	Additions: Int Accrual on Prior Shortfall (3)	Additions: Prepay-ment Penalties	Additions: Other Interest Proceeds (1)	Distributable Certificate Interest (2)	Interest Payment Amount	Current Period (Shortfall)/ Recovery	Remaining Outstanding Interest Shortfalls	Credit Support: Original	Credit Support: Current(4)
Units	30/360	30	5.2324583330%	104,649.17	0.00	0.00	0.00	0.00	0.00	0.00	0.00	104,649.17	104,649.17	0.00	0.00	NA	NA
				104,649.17	0.00	0.00	0.00	0.00	0.00	0.00	0.00	104,649.17	104,649.17	0.00	0.00		

(1) Other Interest Proceeds are additional interest amounts specifically allocated to the bond(s) and used in determining the bonds Distributable Interest.
(2) Accrued - Deductions + Additions Interest
(3) Includes interest accrued on outstanding Interest Shortfalls and/or Loss Allocations. Where applicable.
(4) Determined as follows: (A) the ending balance of all the classes less (B) the sum of (i) the ending balance of the class and (ii) the ending balance of all classes which are not subordinate to the class divided by (A).

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Revised Date:	19-Aug-11
Payment Date:	25-Feb-10
Prior Payment:	25-Jan-10
Next Payment:	25-Mar-10
Record Date:	24-Feb-10

Other Related Information

Underlying Issuer and Underlying Security	Interest Rate	Principal Amount Underlying Security	Interest Payment Dates	Payment to the Trust
Bank of America Corporation 4.875% Senior Notes due 2013	4.875%	1,000,000.00	Jul 15 2010 / Jan 15 2011	0.00
Bank One Corporation 5.25% Subordinated Notes due 2013	5.250%	1,000,000.00	Jul 30 2010 / Jan 30 2011	26,250.00
BB&T Corporation 4.75% Subordinated Notes due 2012	4.750%	1,000,000.00	Apr 1 2010 / Oct 1 2010	0.00
Boeing Capital Corporation 5.80% Senior Notes due 2013	5.800%	1,000,000.00	Jul 15 2010 / Jan 15 2011	0.00
Campbell Soup Company 5.00% Notes dues 2012	5.000%	1,000,000.00	Jun 3 2010 / Dec 3 2010	0.00
Citigroup Inc. 5.625% Subordinated Notes dues 2012	5.625%	1,000,000.00	Feb 27 2010 / Aug 27 2010	0.00
ConocoPhillips 4.75% Notes due 2012	4.750%	1,000,000.00	Apr 15 2010 / Oct 15 2010	0.00
Consolidated Edison Company of New York; Inc. 5.625% Debentures; Series 2	5.625%	1,000,000.00	Jul 1 2010 / Jan 1 2011	0.00
Credit Suisse First Boston (USA); Inc. 6.50% Notes due January 15; 2012	6.500%	1,000,000.00	Jul 15 2010 / Jan 15 2011	0.00
Dominion Resources; Inc. 2002 Series C 5.70% Senior Notes due 2012	5.700%	1,000,000.00	Mar 17 2010 / Sep 17 2010	0.00
The Dow Chemical Company 6% Notes due 2012	6.000%	1,000,000.00	Apr 1 2010 / Oct 1 2010	0.00
Ford Motor Credit Company 7.250% GlobLs due October 25; 2011	7.250%	1,000,000.00	Apr 25 2010 / Oct 25 2010	0.00
John Deere Capital Corporation 5.10% Global Debentures due January 15; 201	5.100%	1,000,000.00	Jul 15 2010 / Jan 15 2011	0.00
Johnson & Johnson 3.80% Debentures due May 15; 2013	3.800%	1,000,000.00	May 15 2010 / Nov 15 2010	0.00
Limited Brands; Inc. 6.125% Notes due December 1; 2012	6.125%	1,000,000.00	Jun 1 2010 / Dec 1 2010	0.00
Marsh and McLennan Companies; Inc. 4.850% Senior Notes due 2013	4.850%	1,000,000.00	Feb 15 2010 / Aug 15 2010	24,250.00
Merck & Co.; Inc. 4.375% Notes due 2013	4.375%	1,000,000.00	Feb 15 2010 / Aug 15 2010	21,875.00
SBC Communications Inc. 5.875% Global Notes due August 15; 2012	5.875%	1,000,000.00	Feb 15 2010 / Aug 15 2010	29,375.00
Verizon Virginia Inc. 4.625% Debentures; Series A; due 2013	4.625%	1,000,000.00	Mar 15 2010 / Sep 15 2010	0.00
The Goldman Sachs Group; Inc. 4.750% Notes due 2013	4.750%	1,000,000.00	Jul 15 2010 / Jan 15 2011	0.00
General Motors Acceptance Corporation 6.875% Notes due August 28; 2012	6.875%	1,000,000.00	Feb 28 2010 / Aug 28 2010	0.00
General Electric Company 5% Notes due 2013	5.000%	1,000,000.00	Feb 1 2010 / Aug 1 2010	25,000.00

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Revised Date:	19-Aug-11
Payment Date:	25-Feb-10
Prior Payment:	25-Jan-10
Next Payment:	25-Mar-10
Record Date:	24-Feb-10

Other Related Information

Underlying Issuer and Underlying Security	Interest Rate	Principal Amount Underlying Security	Interest Payment Dates	Payment to the Trust
Duke Energy Corporation 5.625% Senior Notes due 2012	5.625%	1,000,000.00	May 30 2010 / Nov 30 2010	0.00
Wal-Mart Stores; Inc. 4.55% Notes due 2013	4.550%	1,000,000.00	May 1 2010 / Nov 1 2010	0.00

Bank of America Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Revised Date:	19-Aug-11
Payment Date:	25-Feb-10
Prior Payment:	25-Jan-10
Next Payment:	25-Mar-10
Record Date:	24-Feb-10

Other Related Information

Underlying Issuer and Underlying Security	CUSIP	Fitch	Moody's	S&P
Bank of America Corporation	060505AX2	A+	A2	A
Bank One Corporation	06423AAS2	A+	A1	A
BB&T Corporation	054937AD9	A	A3	A-
Boeing Capital Corporation	097014AH7	A+	A2	A
Campbell Soup Company	134429AR0	A	A2	A
Citigroup Inc.	172967BP5	A	Baa1	A-
ConocoPhillips	20825CAE4	A	A1	A
Consolidated Edison Company	209111DZ3	A-	A3	A-
Credit Suisse First Boston	22541LAC7	AA-	Aa1	A+
Dominion Resources Inc.	257469AF3	BBB+	Baa2	A-
The Dow Chemical Company	260543BR3	BBB	Baa3	BBB-
Duke Energy Corporation	264399EF9	A	A3	A-
Ford Motor Credit Company	345397TY9	B	B3	B-
General Electric Company	369604AY9	NR	Aa2	AA+
General Motors Acceptance Corp	370425SEI	NR	NR	NR
The Goldman Sachs Group Inc.	38141GDK7	A+	A1	A
John Deere Capital Corporation	244217BK0	NR	A2	A
Johnson & Johnson	478160AM6	AAA	Aaa	AAA
Limited Brands Inc.	532716AH0	BB	Ba3	BB-
Marsh and McLennan Companies	571748AJ1	BBB	Baa2	BBB-
Merck & Co. Inc.	589331AH0	A+	Aa3	AA-
SBC Communications Inc.	78387GAK9	A	A2	A
Verizon Virginia Inc.	92345NAA8	A	Baa1	A
Wal-Mart Stores Inc.	931142BT9	AA	Aa2	AA

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Revised Date:	19-Aug-11
Payment Date:	25-Feb-10
Prior Payment:	25-Jan-10
Next Payment:	25-Mar-10
Record Date:	24-Feb-10

Other Related Information

Swap Information

Swap Recipients	Swap Amount Received	Next Swap Rate
Morgan Stanley Capital Services Inc.	126,750.00	
CBT Series 2003-1 Units Trust	105,909.17	5.295%

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Revised Date:	19-Aug-11
Payment Date:	25-Feb-10
Prior Payment:	25-Jan-10
Next Payment:	25-Mar-10
Record Date:	24-Feb-10

Other Related Information

The underlying security issuer or guarantor, as applicable, is subject to the informational requirements of the Exchange Act. The underlying security issuer or guarantor, as applicable, currently files reports, proxy statements and other information with the SEC. Those periodic reports, current reports and other reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a website on the internet at http://www.sec.gov at which users can view and download copies of reports, proxy, information statements and other information filed electronically. In addition, those reports and other information may also be obtained from the underlying security issuer by making a request to the underlying security issuer.

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Revised Date:	19-Aug-11
Payment Date:	25-Feb-10
Prior Payment:	25-Jan-10
Next Payment:	25-Mar-10
Record Date:	24-Feb-10

Rating Information

Class	CUSIP	Original Ratings			Current Ratings/As of Date(1)					
		Fitch	Moody's	S&P	Fitch		Moody's		S&P	
Units	12496DAA5	NR	A3	A-			Ba2	1/09/09	BB-	4/21/09

NR - Designates that the class was not rated by the rating agency.

(1) Current ratings provided on this report are based on information provided by the applicable rating agency via electronic transmission. It shall be understood that this transmission will generally have been provided to US Bank within 30 days of the payment date listed on this statement. Because ratings may have changed during the 30 day window, or may not be provided by the rating agency in an electronic format and therefore not being updated on this report, US Bank recommends that investors obtain current rating information directly from the rating agency.

Bank of America Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Revised Date: 19-Aug-11
Payment Date: 25-Feb-10
Prior Payment: 25-Jan-10
Next Payment: 25-Mar-10
Record Date: 24-Feb-10

Realized Loss Detail

Period	Disclosure Control #	Appraisal Date	Appraisal Value	Beginning Scheduled Balance	Gross Proceeds	Gross Proceeds as a % of Sched. Balance	Aggregate Liquidation Expenses *	Net Liquidation Proceeds	Net Proceeds as a % of Sched. Balance	Realized Loss
Current Total										
Cumulative										

* Aggregate liquidation expenses also include outstanding P&I advances and unpaid servicing fees, unpaid trustee fees, etc..

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Revised Date:	19-Aug-11
Payment Date:	25-Feb-10
Prior Payment:	25-Jan-10
Next Payment:	25-Mar-10
Record Date:	24-Feb-10

Disclaimer

On December 30, 2010, substantially all of the Global Securities Solutions securitization trust administration business of Bank of America, N.A. and its affiliates (collectively, "Bank of America") located in the United States, the United Kingdom and Ireland was acquired by the corporate trust division of U.S. Bank National Association and its affiliates (collectively, "U.S. Bank"). As a result of the acquisition, substantially all of the relationships of the Global Securities Solutions securitization trust administration business are being administered by U.S. Bank, with transitional assistance from Bank of America. The securitization trust administration functions and roles that are being transitioned include, but are not limited to, Bank of America's roles and duties as trustee, securities administrator, paying agent, collateral agent, custodian, security registrar, calculation agent and depositary. Succession by U.S. Bank of securitization trust administration roles from Bank of America shall be subject to satisfaction of any applicable requirements or conditions set forth in the applicable agreements. During the transition period, until further notice is provided, all communications and any other ongoing activities regarding the securitization trust administration business should continue to be made through your current Bank of America contacts. Should you have any questions in relation to either this notice or the servicing of your account, please contact the applicable Transaction Manager.